UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

__________________________

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 23, 2015 titled “GeoPark Reports Results for the Fourth Quarter and Full Year Ended December 31, 2014”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS RESULTS FOR THE FOURTH QUARTER
AND FULL YEAR ENDED DECEMBER 31, 2014

Santiago, Chile – March 23, 2015 - GeoPark Limited (“GeoPark”) (NYSE: “GPRK”), the Latin American oil and gas explorer, operator and consolidator with operations in Colombia, Chile, Brazil, Argentina, and Peru1 today reports its quarterly and audited annual results for 2014.

All figures are expressed in US dollars and growth comparisons refer to the same period of the prior year, except when specified.

FULL YEAR 2014 HIGHLIGHTS

Operational (*):

•	Oil and gas production up 20% to 20,557 boepd

•	Certified oil and gas P1 reserves up 116% to 62.9 mmboe / 2P reserves up 74% to 122.3 mmboe (after production of 7.5 mmboe in 2014)

•	Certified 2P NPV10 up 32% to $1.7 billion

•	2P reserve replacement index increased to 795% and 2P reserve life index increased to 16.3 years

•	51 wells drilled with a success rate of over 75% as part of $238 million 2014 capital expenditure program

•	Tigana oil field discovery (certified 3P gross reserves of 69 mmbo) in Colombia Llanos 34 Block

Financial:

•	Net Revenues up 27% to $428.7 million

•	Adjusted EBITDA up 32% to $220.1 million

•	Cash position of $127.7 million at year-end 2014

•
Net profit of $15.9 million, impacted by pre-tax non-cash expenses including (i) impairment charges for $9.4 million, (ii) write-offs of exploratory wells for $30.4 million and (iii) exchange differences for $23.1 million

•	Long term debt maturity profile with over 80% of indebtedness due in 2020

•	Total Gross Debt to Adjusted EBITDA is 1.7x, and represents 22% of consolidated 2P NPV10 (*)

Strategic / New Business:

•	IPO on NYSE in February 2014, raising approximately $100 million

•
Entry to Peru, GeoPark’s fifth country platform, through the acquisition of the Morona Block in partnership with Petroperu (GeoPark will operate with a 75% WI), and which includes a discovered oil field (2P and 3P certified gross reserves of 40 and 83 mmbo respectively) and high potential exploration resources (350 mmboe - 540 mmboe)

1 Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru Government approval expected for 2H2015
(*) Refers to PRMS reserves certified by D&M and including Peru

•	Expansion of Colombian asset portfolio with addition of the CPO-4 Block (GeoPark will operate with a 50% WI) in partnership with SK Group; and the VIM-3 Block (GeoPark will operate with a 100% WI)

•
Re-balancing of Argentinean asset portfolio with addition of the Sierra del Nevado and Puelen Blocks (non-operated with an 18% WI) in partnership with Pluspetrol in the Neuquen basin, and relinquishment of the non-productive Cerro Doña Juana and Loma Cortaderal Blocks

Commenting, James F. Park, CEO of GeoPark, said: “A year ago GeoPark joined the NYSE with our IPO and, since that time, we have done what we said we would do – with record operational, financial and strategic accomplishments in 2014. We salute the GeoPark team for extending our growth record for the ninth consecutive year by increasing production, reserves, and cash flow, as well as, acquiring new high potential assets. Importantly, and despite a more than 50% drop in oil prices, our net present value per share also continued to increase.

This track-record of results, coupled with our history of conservative risk management and our large diversified asset portfolio, has successfully positioned GeoPark to manage through the current turbulence in our industry. We began 2015 with a cash balance of $130 million, 20,000 boepd of oil and gas production, a 2P reserve base of over 120 million boe valued at $1.7 billion, an upside exploration resource potential of 600 million to 1.3 billion boe, a long term-maturing debt profile, and a large number of attractive and largely discretional projects - both oil and gas - in multiple countries.

With the same discipline, agility and creativity that has built our Company, we have quickly responded to the new pricing environment by cutting work programs, attacking costs, shutting-in underperforming fields, reducing personnel, and deferring obligations to pivot and focus on the lower risk, higher netback, quicker cash flow-producing projects within our portfolio. Our Company is prepared to confront and successfully work through the new lower oil price environment, and to continue on our steady upward growth path.”

GeoPark Reserves and Production Evolution

* Including year-end reserves and full year production corresponding to the Manati Field that closed in March 31, 2014.

FOURTH QUARTER 2014

The table below sets forth some key indicators of performance for 4Q2014 compared with 4Q2013. Figures corresponding to 4Q2014 include the acquired interest in the Brazilian Manati Field completed on March 31, 2014. As of that date, GeoPark started consolidating line by line its results of operations for accounting purposes within its Brazilian operations.

Key Indicators	4Q2014	4Q2013	% Chg.
Oil production (bopd)	14,364	11,938	20%
Gas production (mcfpd)	33,718	15,662	115%
Average net production (boepd)	19,984	14,548	37%
Combined price ($ per boe)	44.3	65.3	-32%
⁻ Oil ($ per bbl)	55.2	80.3	-36%
⁻ Gas ($ per mcf)	5.4	5.8	-7%
Net Oil Revenues ($ million)	68.3	80.2	-15%
Net Gas Revenues ($ million)	12.5	7.6	64%
Net Revenues ($ million)	80.8	87.8	-8%
Production Costs* ($ million)	-60.2	-49.8	21%
Adjusted EBITDA ($ million)	27.4	41.4	-34%
Adjusted EBITDA per boe ($)	15.0	30.7	-51%
Operating Netback per boe ($)	24.3	42.0	-42%
Profit (loss) for the period ($ million)	-33.7	9.7	-446%

* Production costs include operating costs, depreciation and royalties

CONSOLIDATED OPERATING PERFORMANCE

Production: Consolidated production increased by 37% in 4Q2014 to 19,984 boepd. This growth is explained by (i) a 20% increase in consolidated oil production, primarily from higher oil production in the Colombian operations, and (ii) a 115% increase in gas production mainly due to the incorporation of the Brazilian operations.

Net Revenues: Consolidated net revenues decreased by 8% to $80.8 million in 4Q2014 compared to $87.8 million in 4Q2013, mainly driven by lower oil revenues, partially offset by increased gas revenues.

Consolidated Oil Revenues: Consolidated oil revenues decreased 15% to $68.3 million in 4Q2014 compared to 4Q2013, representing 85% of total net revenues compared to 91% in 4Q2013.  Decrease in net oil revenues is explained by a 31% lower average reference oil price, partially offset by higher production and deliveries.

Consolidated Gas Revenues: Consolidated gas revenues increased by 64% to $12.5 million in 4Q2014 compared to $7.6 million in 4Q2013, representing 15% of total net revenues in 4Q2014 compared to 9% in 4Q2013, and was mainly explained by the addition of the Brazilian operations, partially offset by lower average gas prices in Chile.

Costs: Consolidated production costs increased by 21% to $60.2 million in 4Q2014, as follows:

•
Operating costs increased by 18% to $29.0 million in 4Q2014, compared to $24.6 million in 4Q2013, due to higher production and deliveries in Colombia as well as the incorporation of the Brazilian operations.

•
Depreciation charges included in consolidated production costs increased by 32% to $26.5 million in 4Q2014, compared to $20.3 in 4Q2013, mainly as a result of the 37% increase in production, partially offset by lower per barrel depreciation cost.

•	Royalties amounted to $4.6 million in 4Q2014, compared to $4.3 in 4Q2013, representing 6% of total net revenues and 5% in 4Q2013.

Consolidated exploration expenses increased to $25.7 million in 4Q2014 from $0.2 million in 4Q2013. Exploration costs in 4Q2014 include $21.8 million non-cash expenses related to the write-off of exploratory wells related to the Chilean operations.

Consolidated selling expenses decreased to $2.8 million in 4Q2014 from $4.7 million in 4Q2013, mainly as a result of lower selling expenses in Chile and certain reclassifications recorded in the Brazilian operations, partly offset by an increase in selling expenses in Colombia.

Consolidated administrative costs and other operating expenses remained stable and amounted to $15.1 million in 4Q2014 compared to $13.8 million in 4Q2013.

Non-cash impairment of non-financial assets amounted to $9.4 million in 4Q2014 (no impairment charges recognized in 4Q2013) in GeoPark’s Colombian Cuerva Block, mainly resulting from the decrease in international oil prices.

Adjusted EBITDA: Consolidated Adjusted EBITDA decreased by 34% to $27.4 million in 4Q2014 compared to $41.4 million in 4Q2013, mainly caused by the decrease in international oil prices (resulting in a 36% decreased in the combined realized oil price) which was partially offset by a 20% increase in oil production.

Adjusted EBITDA per boe decreased by 51% to $15.0 per boe in 4Q2014 compared to $30.7 per boe in 4Q2013, mainly as a result of the lower realized oil prices.

Operational Performance:

Total GeoPark consolidated 2P reserves (in Colombia, Chile and Brazil) increased by 31% in 2014 to 92 mmboe compared to 2013 and, including Peru, by 74% to 122 mmboe.

The increase in reserves mainly results from the discovery and development of the Tigana and Tua oil fields in the Llanos 34 Block in Colombia, as well as the incorporation of the new Morona Block in Peru.

Total consolidated certified 2P and 3P NPV10 in Colombia, Chile, Brazil and Peru, increased by 31% and 33% to $1.7 billion and $3.0 billion, respectively.

The 2P reserve life index in Colombia, Chile and Brazil equaled 12.3 years and, including Peru, equaled 16.3 years. For each boe produced in 2014 in Colombia, Chile and Brazil, 3.9 boe of 2P reserves was added with a 2P reserve replacement index of 387% and, including Peru, 7.9 boe of 2P reserves was added with a reserve replacement index of 795%.

Further details were provided in the recent releases of January and February 2015.

ANALYSIS BY BUSINESS SEGMENT

Operations in Colombia

Key Indicators	4Q2014	4Q2013	% Chg.
Oil production (bopd)	11,550	7,717	50%
Gas production (mcfpd)	390	48	N/A
Average net production (boepd)	11,615	7,725	50%
Oil price ($ per bbl)	52.0	73.3	-29%
Net oil Revenues ($ million)	51.1	49.3	4%
Production Costs* ($ million)	-35.8	-31.9	12%
Adjusted EBITDA ($ million)	20.7	21.8	-5%
Adjusted EBITDA per boe ($)	18.5	30.6	-40%
Operating Netback per boe ($)	21.6	36.0	-40%

* Production costs includes operating costs, depreciation and royalties

Production: Colombian oil production increased by 50% to 11,550 bopd in 4Q2014 compared to 4Q2013, explained mainly by new production from the Tigana oil field in the Llanos 34 Block (GeoPark operated with a 45% WI).

Net Revenues: Colombian revenues increased by 4% to $51.1 in 4Q2014 mainly due to a 50% increase in production and deliveries, which were partially offset by a 29% decrease in realized prices. Colombian operations represented 63% of the total consolidated net revenues in 4Q2014 and 56% of total consolidated net revenues in 4Q2013.

Costs: Total production costs increased by 12% to $35.8 million in 4Q2014 as a result of the significant production increase. Production costs per barrel decreased by 29% to $32.0 per barrel as a result of fixed cost absorption and cost efficiencies.

•
Total operating costs increased by 9% to $19.0 million in 4Q2014 compared to $17.5 million in 4Q2013, mainly due to increased production and deliveries. Operating costs per boe decreased by 31% to $17.0 per boe, mainly due to improved fixed cost absorption and cost efficiencies.

•
Depreciation charges included in production costs increased by 19% to $14.2 million in 4Q2014, compared to $11.9 million in 4Q2013, resulting from the 50% increase in production volumes, partially offset by lower per barrel depreciation cost as a result of the increase in reserves.

•	Royalties amounted to $2.7 million in 4Q2014 and $2.4 million in 4Q2013, representing 5% of net revenues in 4Q2014 and 4Q2013.

Exploration expenses in Colombia remained stable compared to 4Q2013, and amounted to $0.5 million in 4Q2014.

Selling expenses in Colombia in 4Q2014 increased to $5.1 million compared to $3.7 million in 4Q2013, principally driven by the increase in production and deliveries.

Administrative costs and other operating expenses in Colombia in 4Q2014 remained stable and amounted to $4.4 million in 4Q2014 compared to $4.8 million in 4Q2013.

Non-cash impairment of non-financial assets amounted to $9.4 million in 4Q2014 (no impairment charges recognized in 4Q2013) in the Cuerva Block, mainly resulting from the decrease in international oil prices.

Adjusted EBITDA: Adjusted EBITDA in Colombia decreased by 5% to $20.7 million in 4Q2014 compared to $21.8 million in 4Q2013, mainly due to the decline in oil reference prices, partially offset by higher oil production and deliveries.

Adjusted EBITDA per boe decreased by 40% to $18.5 per boe in 4Q2014, mainly due to lower reference prices and higher earn-out expenses, partially offset by lower operating costs per boe resulting from increased efficiency.

Operational Performance:

GeoPark’s net 2P reserves in Colombia increased by 134% in 2014 to 38.6 mmboe compared to 2013.

This increase is mainly the result of net additions of 19.0 mmboe (100% oil) in proved reserves and 7.0 mmboe (100% oil) of probable reserves mainly related to field delineation and appraisal of the Tigana and Tua oil fields in the Llanos 34 Block. The D&M Reserves Report confirmed and was in line with GeoPark’s view of the Tigana Field as announced in October 2014.

The Llanos 34 Block represented 84% of GeoPark’s Colombian 2P reserves as of December 31, 2014.

Certified 2P NPV10 in Colombia increased by 81% to $640 million, and certified 3P NPV10 increased by 69% to $842 million, as a result of the new discoveries and despite the significant decline in oil prices.

For each barrel of oil equivalent extracted in 2014 in Colombia, 6.7 barrels of 2P reserves were added, resulting in a 2P reserve replacement of 667%. The 2P reserve life index in Colombia increased to 9.9 years in 2014 from 7.0 years in 2013. The 1P reserve life index increased to 6.3 years in 2014.

Further details were provided in the recent releases of January and February 2015.

Operations in Chile

Key Indicators	4Q2014	4Q2013	% Chg.
Oil production (bopd)	2,709	4,160	-35%
Gas production (mcfpd)	12,492	15,526	-20%
Average net production (boepd)	4,791	6,748	-29%
Combined price ($ per boe)	52.9	67.6	-22%
⁻ Oil ($ per bbl)	72.0	86.3	-17%
⁻ Gas ($ per mcf)	4.0	5.8	-31%
Net Oil Revenues ($ million)	17.7	30.5	-42%
Net Gas Revenues ($ million)	3.9	7.6	-48%
Net Revenues ($ million)	21.6	38.1	-43%
Production Costs* ($ million)	-18.4	-17.8	4%
Adjusted EBITDA ($ million)	3.0	22.8	-86%
Adjusted EBITDA per boe ($)	7.4	40.4	-75%
Operating Netback per boe ($)	28.8	49.3	-43%

* Production costs includes operating costs, depreciation and royalties

Production: Production in Chile decreased by 29% to 4,791 boepd in 4Q2014 compared to 6,748 boepd in 4Q2013, mainly due to 35% lower oil production together with 20% lower gas production, resulting mainly from the natural decline in base production.

Fell Block represented 96% of GeoPark’s Chilean production (56% oil) with the remaining production coming from GeoPark’s Tierra del Fuego blocks.

Net Revenues: Net revenues in Chile decreased by 43% to $21.6 million for 4Q2014, representing 27% of consolidated net revenues, compared to $38.1 million, or 44% of consolidated net revenues in 4Q2013.

Oil revenues decreased by 42% to $17.7 million in 4Q2014 due to lower production and realized prices.

The average realized oil price decreased 17% to $72.0 per barrel in 4Q2014. The Company’s new oil treatment facilities allowed for quality improvements and lower price discounts, which partially offset the 30% reduction in the reference price as compared to 4Q2013.

Oil revenues represented 82% of total net revenues in Chile in 4Q2014 compared to 81% in 4Q2013.

Gas revenues decreased by 48% to $3.9 million in 4Q2014. The decrease was mainly due to the 20% lower gas production and also due to the 31% decrease in the average realized gas price resulting from lower international methanol prices affecting the price of Fell block gas, partially offset by higher gas prices the Tierra del Fuego blocks production. Gas revenues represented 18% of total net revenues in Chile in 4Q2014 compared to 19% in 4Q2013.

Chilean gas revenues represented 5% of consolidated revenues in 4Q2014.

Costs: Production costs in Chile in 4Q2014 increased by 4% to $18.4 million, resulting in a 52% increase in production costs to $45.1 per boe. This was mostly due to higher depreciation charges per boe and the impact on fixed costs from lower oil production and the startup of the Tierra del Fuego Blocks.

•
Operating costs increased by 10% to $8.5 million in 4Q2014 from $7.7 million in 4Q2013 while operating costs per boe increased by 43% to $20.9 due to the impact on fixed costs from lower oil production.

•
Depreciation charges included in production costs increased by 14% to $9.4 million in 4Q2014 compared to $8.3 million in 4Q2013, resulting from higher per barrel depreciation cost, partially offset by lower production.

•	Royalties amounted to $1.0 million in 4Q2014 and $1.7 million in 4Q2013, representing 5% of net revenues in 4Q2014 and 4Q2013.

Exploration expenses in Chile amounted to $23.9 million in 4Q2014 compared to $0.1 million in 4Q2013. The increase in exploration expenses is mainly related to non-cash expenses of $21.8 million, related to the write-off of seven exploratory wells (four on the Tierra del Fuego blocks, one on the Fell block and two on the Tranquilo/Otway blocks) and certain seismic studies.

Selling expenses in Chile decreased to $0.4 million in 4Q2014 from $0.9 million in 4Q2013.

Administrative costs and other operating expenses in Chile increased to $5.7 million in 4Q2014 compared to $4.3 million in 4Q2013, mainly due to higher staff costs.

Adjusted EBITDA: Adjusted EBITDA in Chile decreased by 86% to $3.0 million in 4Q2014, compared to $22.8 million in 4Q2013, mainly due to lower production, lower oil and gas realized prices and higher operating costs.

Adjusted EBITDA per boe decreased by 75% to $7.4 per boe in 4Q2014 compared to $30.5 per boe in 4Q2013.

Operational Performance:

GeoPark’s 2P reserves in Chile increased by 2% in 2014 to 46.2 mmboe compared to 2013.

Net additions of 3.4 mmboe are related to the discovery of the Ache gas field in the Fell Block (GeoPark operated with a 100% WI) and discoveries made in the Tierra del Fuego Blocks (GeoPark operated with 50-60% WI).

The Fell Block represented 96% of GeoPark’s Chilean 2P reserves and consisted of 38% oil and 62% gas.

Certified 2P NPV10 in Chile decreased by 26% to $579 million, and certified 3P NPV10 decreased by 27% to $1.2 billion, mainly as a result of the significant drop in oil prices.

For each barrel of oil equivalent extracted in 2014 in Chile, 1.5 boe of 2P reserves were added, resulting in a 2P reserves replacement ratio of 148%.

The 2P reserves life index in Chile increased to 20.1 years in 2014 from 17.7 years in 2013. The 1P reserves life index increased to 5.3 years in 2014.

Further details were provided in the recent releases in January and February of 2015.

Operations in Brazil

Key Indicators	4Q2014	4Q2013*	% Chg.
Oil production (bopd)	52	-	N/A
Gas production (mcfpd)	20,754	-	N/A
Average net production (boepd)	3,511	-	N/A
Gas Price ($ per mcf)	5.8	-	N/A
Net Revenues ($ million)	8.0	-	N/A
Production Costs** ($ million)	-6.0	-	N/A
Adjusted EBITDA ($ million)	7.3	-0.8	N/A
Adjusted EBITDA per boe ($)	23.5	-	N/A
Operating Netback per boe ($)	27.4	-	N/A

*  4Q2013 shows only Adjusted EBITDA corresponding to expenses from the start-up of GeoPark’s Brazilian operations, including personnel, legal and administrative costs. The Company completed the acquisition of its interest in the Brazilian Manati Field on March 31, 2014. As of that date, GeoPark started consolidating line by line its results of operations for accounting purposes within its Brazilian operations.

** Production costs includes operating costs, depreciation and royalties

Production: Production for the Brazilian operations averaged 3,511 boepd in 4Q2014, composed of approximately 98% gas and 2% condensate.

Net Revenues: The Brazilian operations represented 10% of the total consolidated net revenues in 4Q2014, and amounted to $8.0 million. The average gas price, net of taxes and before the effect of certain minor reclassifications, amounted to $5.8 per mcf ($34.7 per boe) in 4Q2014.

Costs: Production costs in Brazil were $6.0 million in 4Q2014, reflecting production costs per boe of $19.0.

Operating costs amounted to $1.5 million, or $4.6 per boe. Depreciation and Royalties included in production costs amounted to $3.6 million and $0.8 million in 4Q2014.

Adjusted EBITDA: Adjusted EBITDA in Brazil reached $7.3 million in 4Q2014, representing 12% of consolidated Adjusted EBITDA. Adjusted EBITDA per boe was $27.4 in 4Q2014.

Operational Performance:

GeoPark’s 2P reserves in Brazil decreased by 15% in 2014 to 7.3 mmboe compared to 2013 as a result of production from the Manati Field (GeoPark non-operated with a 10% WI), which represented 100% of GeoPark’s Brazilian reserves and consisted of 98% gas.

Certified 2P NPV10 in Brazil decreased by 19% to $118 million, and certified 3P NPV10 decreased by 20% to $120 million, mainly as a result of production from the Manati field.

The 1P and 2P reserves life index in Brazil decreased to approximately 5.5 years in 2014 from 6.5 years in 2013.

Further details were provided in the recent releases in January and February of 2015.

Operations in Argentina

Operations in Argentina represented approximately 1% of consolidated net revenues and Adjusted EBITDA, respectively in both 4Q2014 and 4Q2013.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT FOR THE PERIOD

Net Financial Expenses: Net financial expenses increased to $19.0 million in 4Q2014 from $6.7 million in 4Q2013, mainly resulting from $10.0 million non-cash foreign exchange rate losses resulting from the impact of the depreciation of the Brazilian Reais in 4Q2014 over dollar-denominated net debt taken at the local subsidiary level, where the functional currency is the Brazilian Reais. Additionally, consolidated net financial expenses were impacted by higher average indebtedness as a result of the credit facility of $70.5 million obtained on March 31, 2014 to acquire the interest in the Brazilian Manati Field.

Income Tax: Income tax amounted to a gain of $17.8 million in 4Q2014 compared to a loss of $2.9 million in 4Q2013, in line with losses before income taxes recorded in 4Q2014.

Profit: Losses for the period amounted to $33.7 million in 4Q2014 compared to profit of $9.7 million in 4Q2013, mainly due to lower gross profit and the impact of pre-tax non-cash expenses including (i) impairment charges for $ 9.4 million, (ii) write-offs of exploratory wells for $21.8 million and (iii) exchange differences for $10.0 million, partially offset by lower income taxes.

BALANCE SHEET

Cash and cash equivalents as of December 31, 2014, totaled $127.7 million, while at year-end 2013 cash and cash equivalents amounted to $121.1 million. The increase is primarily due to cash generation from operations during the year 2014, amounting to $230.7 million, along with $124.7 million of funds generated from financing activities, which are mainly explained by (i) the credit facility taken in Brazil, and (ii) $90.9 million net proceeds resulting from the NYSE IPO, minus (iii) $50.0 million related to principal and interest payments. During the year, net cash used for investment activities totaled $344.0 million and included the Company’s capital expenditures program as well as the acquisition of an interest in the Brazilian Manati Field.

Total assets as of December 31, 2014, reached $1,039.1 million. Additionally, total investments for the year ended December 31, 2014, mainly included (i) $161.0 million invested in Chile, (ii) $66.7 million invested in Colombia, and (iii) $11.4 million in Brazil. In addition, investing activities included $115.0 million related to the acquisition of an interest in the Brazilian Manati Field (net of cash acquired) completed on March 31, 2014.

At year-end 2014, GeoPark’s total financial debt amounted to $370 million, including the $300 million 2020 Bond issued in February 2013 and the 5-year credit facility in Brazil for the acquisition of an interest in the Brazilian Manati Field amounting to $70 million.

Equity reached $479.1 million and included minority interests of $103.6 million related to LG International’s participation in the Chilean and Colombian operations (LG International Corp., the Korean conglomerate holds a 20% equity interest in GeoPark’s Colombian operations, a 20% equity interest in the Fell Block and a 31% equity interest in the Tierra del Fuego blocks in Chile). Equity as of December 31, 2014 increased by $113.1 million as compared to December 31, 2013, mainly due to net proceeds from the NYSE IPO in addition to profits from the year 2014.

FINANCIAL RATIOS (*)

Amounts in $ million
Year / Period	Financial debt	Cash position	Gross debt / Adjusted EBITDA	Interest coverage
2013	317.1	121.1	1.9x	4.3x
1Q2014 (**)	364.7	131.9	2.2x	4.9x
2Q2014 (***)	368.6	125.3	1.8x	6.0x
3Q2014 (***)	362.9	128.8	1.6x	6.7x
2014 (***)	370.0	127.7	1.7x	7.5x
(*)     Based on trailing 12 months financial results.
(**)   Does not consider Adjusted EBITDA generated by the acquired interest in the Brazilian Manati Field.
(***) Considers Adjusted EBITDA generated by the acquired interest in the Brazilian Manati Field only since 2Q2014.

GeoPark’s consolidated financial covenants included in the 2020 Bond Indenture are incurrence as opposed to maintenance covenants (that is, financial ratios must be tested by the Company before incurring additional debt or performing other specific corporate actions including but not limited to dividend payments, certain mergers, restricted payments, others):

•	Leverage Ratio, defined as Gross Debt to Adjusted EBITDA, lower than 2.75x for the year 2014 and lower than 2.5x from 2015 onwards; and

•	Interest Coverage Ratio, defined as Adjusted EBITDA divided by Interest Expenses, above 3.5x.

Failure to comply with the above incurrence test ratios would not trigger an event of default.

OTHER NEWS / RECENT EVENTS

New Oil Field Discovery on Llanos 34 Block in Colombia

In February 2015, GeoPark announced a new oil field discovery following the drilling of exploration well Tilo 1, located on the Llanos 34 Block in Colombia. The Tilo prospect was defined as a structural trap with three-way dip closure on the down-thrown side of a normal fault–targeting the two principal productive reservoirs of the Llanos 34 Block: Guadalupe (main target) and Mirador (secondary target) sandstones.

GeoPark drilled and completed the Tilo 1 exploratory well to a total depth of 11,293 feet. A test conducted with an electrical submersible pump in the Guadalupe formation, at approximately 10,707 feet, resulted in a production rate of approximately 1,000 barrels of oil per day of 14.2 degree API, with approximately 10% water cut. Further production history is required to determine stabilized flow rates of the well and the extent of the field. Further technical evaluation will also be undertaken to determine if the Tilo field is potentially a northeast extension of the larger Tigana field. (The 2014 D&M 2014 Reserve Report does not include any reserve volumes related to this discovery.)

Itau Credit Facility Extension

In March 2014, GeoPark entered into a loan agreement with Itau for $70 million to finance the acquisition of a working interest in the Manati field with principal maturing between 2015 and 2019. In March 2015, the Company reached preliminary agreement with Itau to extend the principal payments that were due in 2015 for approximately $15 million, which will be divided pro-rata during the remaining principal installments, starting in March 2016. The final agreement is expected to be signed by the end of March 2015.

Board Changes

The Company reports the appointment of Mr. Robert Bedingfield to the GeoPark Board of Directors, replacing Mr. Steven Quamme who resigned effective March 19, 2015. Mr. Quamme had served on the Board since June 2011, and acted as Chairman of the Audit Committee and member of the Compensation Committee. Mr. Quamme has been a strong supporter of GeoPark and made an important contribution to the Company, the Board and the committees on which he served.

Mr. Bedingfield is a qualified SEC financial expert and has assumed the role of Chairman of GeoPark’s Audit Committee. Until his retirement in June 2013, Mr. Bedingfield was one of Ernst & Young’s most senior Global Lead Partners with more than 40 years of experience, including 32 years as a partner in Ernst & Young's accounting and auditing practices, as well as serving on Ernst & Young’s Senior Governing Board. He has extensive experience serving Fortune 500 companies; including acting as Lead Audit Partner or Senior Advisory Partner for Lockheed Martin, AES, Gannett, General Dynamics, Booz Allen Hamilton, Marriott and the US Postal Service.

Since 2000, Mr. Bedingfield has been a Trustee, an Executive Committee Member, and the Audit Committee Chair of the University of Maryland at College Park Board of Trustees. Mr. Bedingfield served on the National Executive Board (1995 to 2003) and National Advisory Council (since 2003) of the Boy Scouts of America. He also served on the Board of Governors of the Congressional Country Club in Bethesda, Maryland. Since 2013, Mr. Bedingfield has also served as Board Member and Chairman of the Audit Committee of NYSE-listed Science Applications International Corp (SAIC).

2014 YEAR END RESERVES SUMMARY

GeoPark engaged D&M to prepare an independent appraisal report of GeoPark’s reserves as of December 31, 2014 covering 100% of GeoPark’s assets, including Peru.

As of December 31, 2014, D&M certified 2P reserves of 122.3 mmboe (composed of 71% oil and 29% natural gas); distributed 38% in Chile, 31% in Colombia, 25% in Peru and 6% in Brazil.

Oil forward price estimates used to calculate reserves volumes and NPV10 are as follows (WTI $/bbl):
2015: $50.0;
2016: $60.0;
2017: $67.0;
2018: $75.0;
2019: $85.0;
2020: $95.0, and thereafter: $100.0.
Brent-WTI spread assumed to be 5-7 $/bbl.

Country	Reserves Category	December 2014 (mmboe)	% Oil	NPV10 ($ MM)
Colombia	1P	24.7	100%	408.4
	2P	38.6	100%	640.1
	3P	51.2	100%	842.3
Chile	1P	12.3	52%	120.5
	2P	46.2	38%	578.8
	3P	101.9	28%	1,164.5
Brazil	1P	7.2	2%	114.8
	2P	7.3	2%	117.6
	3P	7.7	2%	120.1
Total	1P	44.2	71%	643.7
(D&M Certified)	2P	92.1	62%	1,336.5
	3P	160.8	51%	2,126.9
Peru	1P	18.8	100%	148.7
	2P	30.2	100%	353.5
	3P	60.2	100%	876.5
Total (Including Peru)	1P	62.9	79%	792.3
(D&M Certified)	2P	122.3	71%	1,689.9
	3P	221.1	64%	3,003.5

FULL YEAR 2014

The table below sets forth some key indicators of performance for 2014, as compared with 2013. Figures corresponding to 2014 include information relating to the acquired interest in the Brazilian Manati Field completed on March 31, 2014. As from that date, GeoPark started consolidating line by line its results of operations for accounting purposes within its Brazilian operations.

Key Indicators	2014	2013	% Chg.
Oil production (bopd)	14,541	11,113	31%
Gas production (mcfpd)	30,677	14,419	112%
Average net production (boepd)	19,653	13,517	45%
Combined realized sales price	64.4	68.6	-6%
- Oil ($ per bbl)	77.5	81.9	-5%
- Gas ($ per mcf)	6.4	5.0	28%
Net Oil Revenues ($ million)	367.1	315.4	16%
Net Gas Revenues ($ million)	61.6	22.9	169%
Net Revenues ($ million)	428.7	338.4	27%
Production Costs* ($ million)	-229.6	-179.6	28%
Adjusted EBITDA ($ million)	220.1	167.3	32%
Adjusted EBITDA per boe ($)	33.0	33.9	-2%
Operating Netback per boe ($)	41.2	43.5	-5%
Profit for the year ($ million)	15.9	34.9	-54%

*	Production costs includes operating costs, depreciation and royalties

CONSOLIDATED OPERATING PERFORMANCE

Production: Consolidated production increased by 45% to 19,533 boepd in 2014 and is mainly explained by increased production in the Colombian operations together with the addition of the Brazilian operations (since 2Q2014), which were partially offset by lower production in the Chilean operations. On a proforma basis, consolidated average production reached 20,557 boepd in 2014 and grew 20% compared to 17,098 boepd in 2013.

Net Revenues: Consolidated net revenues increased by 27% to $428.7 million in 2014 compared to $338.4 million in 2013, primarily driven by increased oil production in Colombia, and the addition of Brazilian operations, partially offset by lower realized prices.

Consolidated Oil Revenues: Consolidated oil revenues represented 86% of total revenues in 2014 compared to 93% in 2013, increasing by 16% to $367.1 million in 2014, mainly due to increased production, partially offset by a decrease in the average realized price of oil per barrel. The average realized oil sales price decreased 5% to $77.5 per barrel in 2014.

Consolidated Gas Revenues: Consolidated gas revenues represented 14% of total revenues in 2014 compared to 7% in 2013, representing an increase of 169% to $61.6 million in 2014 mainly related to the addition of the Brazilian operations in the amount of $34.1 million and to a lesser extent, to higher average gas prices in the Chilean operations, partially offset by lower gas production in Chile. The consolidated average realized gas sales price increased 28% to $6.4 per mcf in 2014.

Costs: Consolidated production costs increased by 28% to $229.6 million in 2014, mainly driven by the increase in production, including the addition of the Brazilian operations, as follows:

•
Operating costs increased by 18% to $107.6 million in 2014, at a lower rate than production growth, due to higher production in Colombia as well as the addition of the Brazilian operations, partially offset by improved fixed cost absorption from increased production.

•	Depreciation charges included in production costs increased by 45% to $99.4 million in 2014, resulting from higher oil and gas production.

•	Royalties amounted to $22.2 million in 2014 and $17.2 million in 2013, representing 5% of net revenues in 2014 and 2013.

Exploration expenses amounted to $43.4 million in 2014 and $16.3 million in 2013, which includes non-cash expenses related to the write-off of unsuccessful exploratory wells and seismic costs in 2014 for $30.4 million and for $11.0 million in 2013.

Selling expenses increased by 42% to $24.4 million in 2014, primarily due higher production and deliveries in Colombia.

Administrative costs remained stable and increased by 3% to $48.2 million in 2014. Non-cash depreciation charges included in administrative costs amounted to $2.3 million in 4Q2014 and $1.6 million in 4Q2013.

Non-cash impairment of non-financial assets amounted to $9.4 million in 2014 (no impairment charges recognized in 2013) in GeoPark’s Colombian Cuerva Block, mainly derived from the decrease in international oil prices.

Adjusted EBITDA: Adjusted EBITDA increased by 32% to $220.1 million in 2014, primarily impacted by higher Adjusted EBITDA in Colombian operations due to increased production and, to a lesser extent, due to the addition of the Brazilian operations.

Adjusted EBITDA per boe decreased by 2% to $33.0 per boe in 2014 compared to $33.9 per boe in 2013, explained by lower average oil prices, which were partially offset by lower operating costs per boe due to improved fixed cost absorption and cost efficiencies and by a change in the revenue mix with higher incidence of gas resulting from the Brazilian Manati acquisition.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT

Net Financial Expenses: Net Financial expenses increased by 50% to $50.7 in 2014, mainly due to exchange rate differences resulting from the depreciation of the Brazilian currency and increased interest expenses, resulting from higher average indebtedness.

Income Tax: Income tax expenses decreased by 66% to $5.2 million in 2014, in line with lower profits before income taxes. Current tax included in income tax expenses increased by 93% to $23.6 million in 2014.  Deferred income tax amounted to a gain of $18.4 million in 2014, as compared to a loss of $1.8 million in 2013.

Profit: Profit in 2014 decreased by 54% to $15.9 million as a result of lower operating profits and higher financial expenses, which were partially offset by lower income tax expenses.

Operating profit in 2014 included non-cash expenses including pre-tax impairment charges for $9.4 million and pre-tax write-off of unsuccessful exploratory wells for $30.4 million.

Earnings per share decreased by 72% to $0.13 per share in 2014, mainly driven by lower profits in 2014 and the effect of the issuance of new shares resulting from the NYSE IPO in February 2014.

2015 STRATEGY AND OUTLOOK

GeoPark’s strategic approach to 2015 is guided by the following principles:

•	Preserve Cash: Reduce work and investment program to maintain flexibility and maintain balance sheet strength.

•	Capital Allocation Discipline: Prioritize lower-risk, higher netback, and quicker cash flow generating projects.

•	Do More For Less: Aggressively implement operating, G&A and capital cost reduction measures.

•	Stay Agile: Continuous monitoring of work programs and adjustment - up or down - as necessary.

•	Build for Long Term: Protect critical assets, tools and capabilities necessary for long term, and stay in hunt for potential value dislocation opportunities.

GeoPark’s business units in Colombia, Chile, Brazil, Peru and Argentina generated over 85 attractive projects to be considered for the 2015 work program and budget. These projects were evaluated and ranked on a Company-wide basis in accordance with economic, technical and strategic considerations. At an $80/bbl oil price, the Company considered carrying out approximately 40-50 projects. With the continuing fall in oil prices, GeoPark was able to pivot and adjust its selection of projects to those appropriate to the lower oil price level. At a $65/bbl oil price, it considered approximately 20-25 projects and at a $45-$50 per bbl price, it considered approximately 5-10 projects.

Since the end of last year, the Company has undertaken a decisive cost cutting program to ensure its ability to both maximize the work program and preserve its liquidity. Examples of this ongoing program include:

•	Renegotiation and reduction of oil and gas service contracts, including drilling and civil work contractors, as well as transportation trucking and pipeline costs.

•	Deferment of capital projects by regulatory authority and partner agreement.

•	Operating cost improved efficiencies and temporary suspension of certain marginal producing oil and gas fields.

•
Reduction of G&A costs through organizational restructuring and reduction of legal, accounting and administrative fees, including an immediate voluntary salary reduction by GeoPark’s senior management team and Board of Directors.

Further cost reductions are expected to result from a general depreciation of Latin American currencies (Colombian peso, Brazilian real, Chilean peso, Argentine peso and Peruvian sol), which will positively impact GeoPark’s operating, G&A and capital costs and from reduced state royalties.

At the base budget oil price assumption of $45-$50 per bbl, GeoPark is targeting a fully-funded $60-$70 million work and investment program with flat to 5% production growth over 2014 production levels. The bulk of this 2015 work program is targeted to further develop and produce GeoPark’s Tigana and Tua oil fields in the Llanos 34 Block in Colombia, which currently provide the lowest risk production and reserve growth opportunities with attractive operating netbacks ($15-$20 per bbl at $45-$50 oil prices).  The work program break-down is approximately as follow:

•	Colombia with $35-$40 million in new drilling and facility construction;

•	Chile with $5-$8 million in well workovers and facility construction;

•	Brazil with $6-$7 million in the Manati compression plant installation and seismic processing;

•	Peru with $8-$9 million mainly in environmental studies; and

•	Argentina with $3-$4 million in seismic studies

If oil prices average higher than the base budget price, GeoPark has the ability to allocate additional capital to more projects and increase its work and investment program and thereby further increase oil and gas production. Different work program scenarios considered include:

•	$65/bbl oil price: $100-$120 million fully-funded work and investment program with 10%-15% production growth

•	$80/bbl oil price: $200-$220 million fully-funded work and investment program with 20%-25% production growth

CONFERENCE CALL INFORMATION

GeoPark will host its Fourth Quarter and Full Year 2014 Financial Results conference call and webcast on Monday, March 23, 2015, at 10:00 a.m. Eastern Standard Time.

Chief Executive Officer, James F. Park, Chief Operating Officer, Augusto Zubillaga, and Chief Financial Officer, Andrés Ocampo, will discuss GeoPark's financial results for the Fourth Quarter and Full Year 2014, with a question and answer session immediately following.

Interested parties may access the conference call by dialing from outside the United States, +1 201-612-7415 and from within the United States, 1 877-660-6853 (Conference ID: 13603347) or to listen to the webcast by visiting the Investor Support section of the Company’s website (www.geo-park.com).

For further information please contact:
Pablo Ducci – Director Capital Markets	pducci@geo-park.com

GeoPark can be visited online at www.geo-park.com

CONSOLIDATED STATEMENT OF INCOME

(Quarterly information unaudited)	In millions of $, except for %

	4Q2014	4Q2013%		2014	2013	%
NET REVENUES
Sale of crude oil	68.3	80.2	-15%	367.1	315.4	16%
Sale of gas	12.5	7.6	64%	61.6	22.9	169%
TOTAL NET REVENUES	80.8	87.8	-8%	428.7	338.4	27%
Production costs	-60.2	-49.8	21%	-229.6	-179.6	28%
GROSS PROFIT	20.6	38.0	-46%	199.1	158.7	25%

Exploration costs	-25.7	-0.2	N/A	-43.4	-16.3	167%
Administrative costs	-11.5	-14.5	-21%	-48.2	-46.6	3%
Selling expenses	-2.8	-4.7	-41%	-24.4	-17.3	42%
Impairment of non-financial assets	-9.4	-	N/A	-9.4	-	N/A
Other operating income	-3.6	0.8	-557%	-1.8	5.3	-135%
OPERATING PROFIT	-32.5	19.3	-268%	71.8	83.9	-14%

Financial results, net	-19.0	-6.7	185%	-50.7	-33.9	50%
PROFIT BEFORE INCOME TAX	-51.5	12.6	-508%	21.1	50.1	-58%

Income tax	17.8	-2.9	-716%	-5.2	-15.2	-66%
PROFIT FOR THE PERIOD	-33.7	9.7	-446%	15.9	34.9	-54%
Non-controlling interest	-4.2	3.5	-222%	8.4	12.9	-35%
ATTRIBUTABLE TO OWNERS OF GEOPARK	-29.4	6.2	-571%	7.5	22.0	-66%

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX
AND ADJUSTED EBITDA PER BOE

(Quarterly information unaudited)	In millions of $, except for %

	4Q2014	4Q2013%		2014	2013	%
Adjusted EBITDA	27.4	41.4	-34%	220.1	167.3	32%
Depreciation	-27.7	-20.4	36%	-100.5	-70.0	44%
Share Based Payments	0.4	-3.2	-88%	-8.4	-9.2	-9%
Impairment and write-off	-31.2	1.0	-3237%	-39.8	-11.0	263%
Others	0.6	0.6	-202%	0.5	6.8	-93%
OPERATING PROFIT	-32.5	19.3	-268%	71.8	84.0	-14%
Financial results, net	-19.0	-6.7	185%	-50.7	-33.9	50%
PROFIT BEFORE INCOME TAX	-51.5	12.6	-508%	21.1	50.1	-58%

Adjusted EBITDA	27.4	41.4	-34%	220.1	167.3	32%
Total deliveries (in millions of boe)	1.8	1.3	36%	6.7	4.9	35%
Adjusted EBITDA per boe	15.0	30.7	-51%	33.0	33.9	-3%

RECONCILIATION OF GROSS PROFIT TO OPERATING NETBACK
AND OPERATING NETBACK PER BOE

(Quarterly information unaudited)	In millions of $, except for %
	4Q2014	4Q2013%		2014	2013	%
Gross Profit	20.6	38.0	-46%	199.1	158.7	25%
Plus: Depreciation and share based payments	26.6	23.1	15%	99.9	73.2	36%
Less: Selling Expenses	-2.8	-4.7	-41%	-24.4	-17.3	42%
Operating Netback	44.4	56.4	-21%	274.5	214.7	28%
Total deliveries (in millions of boe)	1.8	1.3	36%	6.7	4.9	35%

Operating Netback per boe	24.3	42.0	-42%	41.2	43.5	-5%

CONSOLIDATED SUMMARIZED BALANCE SHEET

	In millions of $, except for %
	Dec '14	Dec '13%

Non Current Assets
Property, Plant and Equipment	790.8	595.4	33%
Other Non Current Assets	47.8	36.3	31%
Total Non Current Assets	838.5	631.8	33%

Current Assets
Inventories	8.5	8.1	5%
Trade Receivables	36.9	42.6	-13%
Other Current Assets	27.5	42.7	-36%
Cash at bank and in hand	127.7	121.1	5%
Total Current Assets	200.6	214.6	-7%

Total Assets	1,039.1	846.4	23%

Equity
Equity attributable to owners of GeoPark	375.6	270.8	39%
Non-controlling interest	103.6	95.1	9%
Total Equity	479.1	366.0	31%

Non Current Liabilities
Borrowings	342.4	290.5	18%
Other Non Current Liabilities	93.6	64.5	45%
Total Non Current Liabilities	436.0	355.0	23%

Current Liabilities
Borrowings	27.2	26.6	2%
Other Current Liabilities	96.8	98.9	-2%
Total Current Liabilities	124.0	125.5	-1%

Total Liabilities and Equity	1,039.1	846.4	23%

SELECTED HISTORICAL OPERATIONAL AND FINANCIAL DATA

	Year ended December 31,
	2014	2013	2012	2011	2010
Oil Reserves (2P PRMS) - mmboe	56.3	33.9	27.8	16.9	16.2
Gas Reserves (2P PRMS) - mmboe	35.8	27.7	29.1	32.6	33.4
Combined Reserves (2P PRMS) - mmboe	92.1	61.6	56.9	49.5	49.6

Oil Production (thousand boepd)	14.5	11.1	7.5	2.5	1.9
Gas Production (thousand boepd)	5.1	2.4	3.8	5.1	5.0
Production (thousand boepd)	19.6	13.5	11.3	7.6	6.9

Oil Revenues ($ million )	367	315	222	74	48
Gas Revenues ($ million)	62	23	29	38	31
Total Revenues ($ million)	429	338	250	112	80

Adjusted EBITDA ($ million)	220	167	121	63	41

GLOSSARY

Adjusted EBITDA
Profit for the period before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write offs of unsuccessful efforts, accrual of stock options and stock awards and bargain purchase gain on acquisitions of subsidiaries

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries

Operating Netback per boe
Net revenues, less production costs (net of depreciation charges and accrual of stock options and stock awards) and selling expenses, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Exploratory and Other operating costs.

ANP	Agência Nacional do Petróleo, Brazil’s National Agency of Petroleum

ANH	Agencia Nacional de Hidrocarburos de Colombia

boe	Barrels of oil equivalent

boepd	Barrels of oil equivalent per day

bopd	Barrels of oil per day

CEOP	Contrato Especial de Operacion Petrolera (Special Petroleum Operations Contract)

D&M	DeGolyer and MacNaughton

EPS	Earnings per share

IPO	Initial Public Offering

mbbl	Thousand barrels of oil

mmbo	Million barrels of oil

mmboe	Million barrels of oil equivalent

mcfpd	Thousand cubic feet per day

mmcfpd	Million cubic feet per day

Mm3/day	Thousand cubic meters per day

PRMS	Petroleum Resources Management System

SPE	Society of Petroleum Engineers

WI	Working interest

NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%

Sqkm	Square kilometers

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2014 production growth and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves that meet the SEC's definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that the SEC's guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release.
NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flows for SEC proved reserves.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance cost, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards and bargain purchase gain on acquisition of subsidiaries. Adjusted EBITDA is not a measure of profit or cash flows as determined by IFRS. The Company believes Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. The Company’s computation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Operating Netback per boe. The Company’s computation of Operating Netback per boe may not be comparable to other similarly titled measures of other companies. For a reconciliation of Operating Netback per boe to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: March 23, 2015